Exhibit 99.2

TOTAL
2, place Jean Millier
La Défense 6
92 400 Courbevoie France
Fax: + 33 (0) 1 47 44 68 21
Isabelle DESMET
Tel.: + 33 (0) 1 47 44 37 76
Paul FLOREN
Tel.: + 33 (0) 1 47 44 45 91
Christine de CHAMPEAUX
Tel.: + 33 (0) 1 47 44 47 49
Kevin CHURCH
Tel.: + 33 (0) 1 47 44 70 62
Michaël CROCHET-VOUREY
Tel.: + 33 (0) 1 47 44 81 33
Sandra DANTE
Tel.: + 33 (0) 1 47 44 46 07
Philippe GATEAU
Tel.: + 33 (0) 1 47 44 47 05
Alain LIGAIRE
Tel.: +33 (0) 1 47 44 81 48
Elisabeth de REALS
Tel.: + 33 (0) 1 47 44 51 55
Phénélope SEMAVOINE
Tel.: +33 (0) 1 47 44 76 29
Lisa WYLER
Tel.: +33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5 929 520 185 euros
542 051 180 R.C.S. Nanterre
www.total.com
Total Signs Exploration, Development and Production Sharing
Agreement with SOCAR for the Absheron block in Azerbaijan
Paris, February 27, 2009 — Total announces today that it has signed an agreement with Azerbaijan’s state-owned SOCAR. The exploration, development and production sharing agreement (EDPSA) covers a license on the Absheron offshore block. This block is located in the Caspian Sea, 100 kilometers from Baku, in a water depth of around 500 meters.
Total will be the operator of the Absheron Block during the exploration phase. For the development phase, Total and SOCAR will jointly form an operating company for the management of operations. Total will hold a 60% interest and SOCAR will hold a 40% interest.
“Total is pleased to continue developing its presence in the Republic of Azerbaijan and to extend in the Caspian Sea. This agreement enters into the framework of the group’s global exploration strategy” said Yves-Louis Darricarrère, President Exploration and Production.
This latest exploration contract will strengthen Total’s ties with the Republic of Azerbaijan. The company will continue to support the development of Azerbaijan’s oil and gas industry over the long term.
Total E&P in Azerbaijan
Total has been present in Azerbaijan since 1996. Its production averaged around 18,000 barrels of oil equivalent per day in 2008.
The Group’s operations are primarily concentrated on the Shah Deniz field, in which it has a 10% interest. The field came on stream in December 2006. In November 2007, positive results were received from an appraisal well, which could lead to the launch of a second development phase for this field.
Total also has a 10% stake in South Caucasus Pipeline Company (SCPC), which owns the pipeline that carries Shah Deniz gas to Turkey and Georgia.
In addition, the Group has a 5% interest in the Baku-Tblisi-Ceyhan (BTC) oil pipeline from Baku to the Mediterranean Sea. In 2007, the pipeline was used in particular to export condensate from Shah Deniz.
The Group also directly participates in health, education and solidarity programs that are in line with its policies of sustainable development and investment in local communities.
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Total is one of the world’s major oil and gas groups, with activities in more than 130 countries. Its 96,000 employees put their expertise to work in every part of the industry — exploration and production of oil and natural gas, refining and marketing, gas & power and trading. Total is working to keep the world supplied with energy, both today and tomorrow. The Group is also a first rank player in chemicals. www.total.com